Filed by Rockwell Collins, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Rockwell Collins, Inc.
Subject Company: Rockwell Collins, Inc.
SEC File No.: 001-16445
Date: December 1, 2017

The following questions and answers were posted on December 1, 2017 for employees at Rockwell Collins on the company’s intranet:
Integration planning activities
Q1. When will the headquarters location for Collins Aerospace Systems be announced?
A1. We expect to determine the headquarters location by the end of the second quarter of FY’18. You may have heard that this would be announced before the end of this calendar year, but we want to make sure we carefully consider all aspects.
Q2. When will the organizational structure of Collins Aerospace Systems be announced?
A2. Work to determine the best organizational structure continues. As with the headquarters location decision, there are numerous factors to consider and reviews to work through. At this point, we anticipate a decision by the end of Q2 of FY’18.
Q3. Are all business units and shared services represented on the integration planning team?
A3. Yes, either as a part of the core team or as part of sub-teams assigned to integration planning activities.
Q4. How was the integration planning team selected?
A4. The team members were selected based on their role at Rockwell Collins to ensure alignment with organizational strategies and to prepare for business readiness upon close of the pending acquisition. These are not new job positions; they are extensions of these employees’ current job duties.
Q5. Is UTC interested in Rockwell Collins’ military portfolios?
A5. Yes, UTC sees the value that we bring to both our commercial and military markets, and their strategy is to do more in our marketplaces by bringing together Rockwell Collins capabilities and UTC Aerospace Systems capabilities.

Benefits - Employees located in the U.S.
Q6. What retiree benefits does UTC provide?
A6. UTC provides access to or administers a number of post-retirement welfare benefit plans that provide healthcare and life insurance benefits to retirees. Most of these plans are no longer open to new participants - e.g., employees hired or retired after a certain date are not eligible, depending on the plan. Currently, employees who are at least age 55 when they leave UTC have access to pre-65 group retiree medical coverage through UTC.
Q7. Does Rockwell Collins provide retiree medical benefits?
A7. Yes, Rockwell Collins also provides a number of post-retirement benefit plans. With the exception of certain employees represented by collective bargaining agreements, these plans have also been closed to employees hired on or after Oct. 1, 2006. The Information Management Services (IMS, a.k.a. ARINC Incorporated) retiree medical benefit plan was closed to employees hired after March 31, 2006. Interior Systems does not have retiree medical benefits with the exception of a closed plan for union retirees.
Q8. Who is eligible for retiree benefits at Rockwell Collins?
A8. You may be eligible for retiree benefits if you are one of the following:

•
A heritage Rockwell Collins salaried exempt or salaried nonexempt employee who was hired prior to Oct. 1, 2006. When heritage Rockwell Collins froze its nonunion pension sub-plans on Sept. 30, 2006, it also closed the retiree medical plan to new participants. This means that any nonunion employee hired or rehired on or after Oct. 1, 2006, is not eligible for company-sponsored retiree medical benefits.

•
A heritage IMS salaried exempt or nonexempt employee who was hired prior to March 31, 2006. The IMS retiree medical program was discontinued for employees hired after the IMS nonunion pension plan’s March 31, 2006, freeze date.

•	If you are an employee covered by a collective bargaining agreement that provides for retiree benefits.
Please refer to your retiree medical brochure for more information or call the Employee Service Center at 1.866.295.4747, option 2.
Q9. What will happen with the retiree medical benefits offered by Rockwell Collins?
A9. Under the terms of the Merger Agreement, for a minimum of 12 months following the closing of the transaction, UTC agreed to continue to maintain the Company’s retiree medical and life insurance plans for:

•	Retirees currently receiving benefits under these plans;

•	Employees who at the time of the closing of transaction satisfied the eligibility requirements of the plans; and

•	Employees who satisfy the eligibility requirements during the 12-month period following closing.
Retiree medical benefits after this period will be determined by UTC. See Q10 through Q12 for additional information on retiree medical benefits.
Q10. Can retiree medical benefits be changed by Rockwell Collins? By UTC?
A10. Yes. Retiree medical benefits are offered at the discretion of the Company and can be modified or terminated at any time. Rockwell Collins has made changes to these benefits in the past. For example, in 2012 Rockwell Collins replaced medical coverage for Medicare-eligible retirees that was provided under a company plan with a company contribution to a Health Reimbursement Arrangement (HRA) that allowed these retirees to select a Medicare supplement plan from among hundreds of options available in the market so that they could select a plan that best met their needs.
Even though retiree medical benefits may not be grandfathered or protected following the acquisition by UTC, there is no current guarantee that Rockwell Collins will continue to offer these benefits even if Rockwell Collins is not acquired. Please note that while UTC reserves the right to modify or terminate benefits, its past practice has generally been to maintain benefits for those who have already retired.
Q11. Do I need to make a decision to retire prior to the close of the acquisition? Will retiring prior to close preserve my participation in Rockwell’s retiree medical plan?
A11. No. Post-retirement benefits are generally not protected by ERISA or any other law. This means that the benefits provided can be amended, modified or terminated at any time, with or without notice. Therefore, retiring prior to the closing of the acquisition will not guarantee these benefits in the future.
That said, as stated in the answer to Q9, UTC has agreed to continue offering the Rockwell Collins retiree medical program for at least 12 months following the closing of the transaction, so it is not necessary to retire prior to closing in order to be eligible for Rockwell Collins retiree medical coverage. Please also see Q9 for related information.
Q12. Will the premiums charged to retirees for the retiree medical plans change? Does it make sense to retire now to ensure all benefits are still available?
A12. For those eligible for retiree medical, the premiums change each year due to the rising costs for healthcare; this is true whether you retire prior to close or during the 12 months following close. Retiring prior to close of the transaction, or during the 12-month transition period, does not ensure benefits will continue to be available.
Q13. Who is eligible for pension benefits at Rockwell Collins?
A13. You may be eligible for pension benefits if you are an employee in one of the categories described in the answer to Q8.
Please refer to your pension Summary Plan Description (available on the intranet) for more information or call the Employee Service Center at 1.866.295.4747, option 2.
Q14. What will become of the Rockwell Collins Pension Plan? Will there be a lump sum payout?
A14. Upon close, the Rockwell Collins Pension Plan will continue to operate under the terms and conditions of the plan. Benefits are available only upon a termination of employment. There is no plan to offer a lump sum payout at this time. Lump sum payments are not an available distribution option except for participants with a cash balance account in the IMS Non-Union Plan and those in the IMS Union Plan with benefits under $10,000.
The retirement plans of Rockwell Collins and UTC may legally merge at some date post-close which is not yet determined, but such a merger would not change or cutback any benefits previously earned under the Rockwell Collins Pension Plan.

Q15. Will I still be eligible to grow into the “rule of 85-points” under the frozen pension plan following the close?
A15. If you are a participant in the Certain Salaried or Electronics Salaried sub-plans of the Rockwell Collins Pension Plan, service earned beyond the “freeze date” (i.e., Sept. 30, 2006), including service that will be earned following the close, is used to determine your eligibility for the 85-point formula. Employees can access the eBenefits & Pay Portal at www.benefits.rockwellcollins.com or call the Employee Service Center at 1.866.295.4747, option 2 to determine if they are eligible for the 85-point formula.
Q16. What about the early retirement supplement under the frozen pension plan following the close? Can this be changed?
A16. If you are a participant in the Certain Salaried or Electronics Salaried sub-plans of the Rockwell Collins Pension Plan, you may currently be eligible for an early retirement supplement (which is $325 per month, prorated using vested service at the freeze date over vesting service at the date you become eligible for the supplement, until Social Security benefits become payable). Employees can access the eBenefits & Pay Portal at www.benefits.rockwellcollins.com or call the Employee Service Center at 1.866.295.4747, option 2 to determine if they are eligible for the early retirement supplement.
Q17. If I am eligible for the early retirement supplement and I retire prior to close, can this early retirement supplement be eliminated if I have already begun collecting my pension benefit?
A17. Yes, the early retirement supplement can be reduced or eliminated. So retiring now does not ensure you will receive it.
It’s important to note that this benefit could have been amended or eliminated by Rockwell Collins at any time and to date it has not been. The same can be said about numerous other benefits and features.
Q18. Will I get notified so I have time to make a decision about taking early retirement if a change to the supplement is planned?
A18. Though there is no legal requirement for advance notice of such a change, Rockwell Collins and UTC’s past practices have been to communicate significant benefit changes in advance where circumstances permit.
Q19. I am a union employee. Will the acquisition have any immediate impact on my pension benefit?
A19. No. Employees covered by a collective bargaining agreement should refer to the applicable CBA or Summary Plan Description (SPD) for more information about their pension benefits. SPDs can be found under the “Benefit plan materials” tab on the eBenefits & Pay Portal at www.benefits.rockwellcollins.com.
Q20. Will Fidelity continue to manage the retirement savings plan/401(k) after the acquisition closes?
A20. Yes. Fidelity will continue to manage the Rockwell Collins Savings Plan, and Wells Fargo, N.A. will continue to manage the B/E Aerospace Savings Plan after close for a period of time to be determined. As with the pension plans, we expect the Rockwell Collins and B/E Aerospace Savings Plans will eventually be merged with the UTC Savings Plan, including consolidation of plan providers. If and when a change is made to the provider for the 401(k) savings plans, information regarding the change will be provided to you in advance.
Q21. Is the cash for the shares that is invested back into my 401(k) considered taxable income?
A21. No, not at the time of close. You won’t be subject to tax until you take a distribution from the plan.
Q22. What happens to the Rockwell Collins stock that I have in the Rockwell Collins Retirement Savings Plan?
A22. The Rockwell Collins Retirement Savings Plan offers access to investments in company stock through the Rockwell Collins Stock Fund. The Rockwell Collins Stock Fund is a “unitized stock fund.” This means that the underlying investments are primarily shares of Rockwell Collins common stock, but the Fund also holds a small percentage of cash to facilitate daily liquidity and operation of the Fund. This cash is combined with shares of stock to form the “units” of the Rockwell Collins Stock Fund that are held by Participants in the Rockwell Collins Retirement Savings Plan. Like other shareholders, the Rockwell Collins Stock Fund will receive a combination of UTC shares and cash for the Rockwell Collins shares credited to your plan account. If you do not elect to invest the cash you receive for your Rockwell Collins shares in any of the other investments available under the Plan, the cash will be used to purchase additional UTC shares. You will receive a communication in the future that will provide more details regarding this process in 2018.

Q23. Will the cash I receive for the Rockwell Collins stock I have in the Rockwell Collins Retirement Savings Plan be treated differently? Didn’t the Q&A distributed when the transaction was announced provide for a different approach?
A23. Yes, since the deal was announced we have refined our approach to provide more flexibility. When we announced the transaction we told you that the cash would be invested in other available investment options under the plan in accordance with your investment decisions, or, if no investment directions were received, the cash would be invested in the plan’s default investment option. We are making the change to the default position described above to preserve your option to potentially pursue future favorable tax treatment for company stock investments. However, as is the case now, you can exchange money in or out of the Rockwell Collins Stock Fund, either before or after close, other than a few days surrounding the close.
Q24. What type of education will you provide to employees who hold shares purchased through the Employee Stock Purchase Plan (ESPP) regarding the taxable income that will be reported from the transaction?
A24. Rockwell Collins cannot provide tax advice to employees. You should consult a tax advisor with questions regarding your personal tax situation. You can obtain information regarding any shares acquired through the ESPP by logging into your brokerage account at Fidelity or by speaking with a Fidelity Stock Plan Services Representative by calling 1.800.544.9354.
Q25. What happens to stock purchased through the ESPP if I haven't held it for at least two years from the purchase date? Is it considered a disqualifying disposition?
A25. Shares acquired in the ESPP that you still hold in your brokerage account when the transaction closes will be paid the same merger consideration as other shareholders. For shares that were purchased through the ESPP within two years of the acquisition closing date, this will constitute a “disqualifying disposition” of such shares, which means you will owe ordinary income equal to the 5 percent discount (i.e., the difference between your purchase price and the fair market value of the shares on the purchase date). Any additional gain or loss recognized will be short-or long-term capital gain or loss. You can speak to a Fidelity Stock Plan Services Representative by calling 1.800.544.9354 with questions about your account.
Q26. Could Rockwell Collins shareholders receive more than $140 per share under the merger agreement?
A26. Yes. As described in the Sept. 4, 2017, FAQ (see Q75 below), under the merger agreement Rockwell Collins shareholder will receive $93.33 in cash and a fractional share of UTC stock for each Rockwell Collins share they own. As a result, it is possible that Rockwell Collins shareholders could receive more than $140 in value if the value of that fractional share when added to the $93.33 received in cash exceeds $140. However, it is also possible they could receive less than $140 if the value of the fractional share and the cash received is less than $140. As a result, the value will depend on the value of UTC’s stock.
Q27. Will winter shutdown be affected if the acquisition closes?
A27. Decisions regarding winter shutdown are not known at this time. Shutdown schedules will be communicated as soon as decisions are made following the completion of the acquisition.

Compensation (global)
Q28. I understand that the Rockwell Collins Incentive Pay Plan (IPP) FY’18 bonuses will be paid out after the acquisition closes. What happens if the acquisition doesn’t close?
A28. Payment of FY’18 bonuses depends on the closing date:

•	If the closing occurs prior to the end of FY’18, target bonuses will be paid assuming 100 percent performance. The target bonuses will be prorated through the closing date

•	If the closing date occurs after the end of FY’18, or if the acquisition doesn’t close, bonuses will be paid based on the actual results against our established goals for FY’18
Q29. Will the FY’18 goals for the IPP plan be published?
A29. For FY’18, our goals remain the same - sales, free cash flow and operating margin. However, we are not publishing the actual targets for these goals because Rockwell Collins has not publicly disclosed earnings guidance to our shareholders due to the pending acquisition. In addition, we currently believe that the closing will occur prior to the end of FY18, resulting in IPP payouts as outlined in Q28.

Labor contracts (U.S. only)
Q30. What happens to labor contracts already in place? Will they be honored through the scheduled expiration date, even if it is after the close?
A30. Yes. The collective bargaining agreements (CBAs) will continue to be administered per the terms and conditions of each applicable agreement. The company will operate in good faith and honor contracts until their expiration.
Q31. Will labor contracts that expire before the acquisition closes be re-negotiated?
A31. Yes, several CBAs will expire prior to the anticipated acquisition closing date. Rockwell Collins expects to conduct negotiations with each respective union once the schedule has been established. Scheduling discussions are underway.

Time of service (U.S. only)
Q32. If an employee has worked at Rockwell Collins for 30 years, for example, will those years of service be counted by UTC? Or will years of service for Rockwell Collins employees start over when the acquisition is complete?
A32. Service (pre-acquisition and post-acquisition close) will generally be credited for vesting and eligibility purposes, in UTC’s benefit plans and programs. For example, your prior service will be considered when determining your vacation benefits.
Q33. I previously worked for UTC prior to joining Rockwell Collins, will I be able to bridge my previous UTC service time once the acquisition is complete?
A33. It depends on several factors including the terms of the plan(s) you are eligible to participate in as well as the duration and dates of your prior UTC service. The rules for crediting service are outlined by each benefit plan. More information will be provided at a later date.

Foreign nationals working in the U.S.
Q34. How will the UTC acquisition affect foreign nationals working for Rockwell Collins full time in the U.S.?
A34. The potential impact, if any, to foreign nationals is under review. When information becomes available it will be provided to those impacted.

PLEASE NOTE: The following questions and answers were published Sept. 4, 2017.
United Technologies’ planned acquisition of Rockwell Collins
Sept. 4, 2017 Q&A for Rockwell Collins employees
Below are some common questions and answers regarding our intended acquisition by United Technologies Corp. (UTC). Please keep in mind that we are very early in the acquisition process and many details will be worked out as we move forward. We will continue to keep you informed as more information is made available.
Q35. What does United Technologies Corp. (UTC) do?
A35. UTC provides high technology products and services to the commercial aerospace, defense and building industries. United Technologies has four major global businesses: Otis, Pratt & Whitney, UTC Aerospace Systems and UTC Climate, Controls & Security.
Q36. Why does UTC want to acquire Rockwell Collins?
A36. UTC was impressed by our company’s strong reputation, innovative products and talented people. By integrating Rockwell Collins and UTC Aerospace Systems into one business, Collins Aerospace Systems will be a premier aerospace systems supplier positioned to enhance customer value. The two company’s product offerings are highly complementary and the combination will expand our capabilities to offer innovation, provide a broader and more capable field support network and enhance digital service offerings.
Q37. Where is UTC located?
A37. UTC is headquartered in Farmington, Connecticut. UTC Aerospace Systems business is headquartered in Charlotte, North Carolina.
Q38. How many people work for UTC?
A38. About 200,000 people work for UTC, with more than 40,000 working for UTC Aerospace Systems.
Q39. What drove this transaction?
A39. The aerospace industry is rapidly evolving and continues to become more competitive. By joining UTC, we will be part of a stronger company. We will combine our capabilities with UTC Aerospace Systems’ offerings, which include electric systems, engine and environmental controls, wheels and brakes, landing gear and other aerospace systems. We will be better able to offer innovative products and services enabling us to better serve our customers and provide greater value to our shareowners.
Q40. How long will it take for the deal to close?
A40. A close date is anticipated by the third quarter of calendar year 2018.
Q41. Will there be a shareholder vote to approve this acquisition?
A41. Yes. Rockwell Collins shareholders must approve the acquisition. A shareholder vote is expected to take place in early 2018.
Q42. Where will Rockwell Collins fit within UTC?
A42. United Technologies has four major global businesses: Otis, Pratt & Whitney, UTC Climate, Controls & Security and UTC Aerospace Systems. Once Rockwell Collins and
UTC Aerospace Systems are integrated, the company will go to market as Collins Aerospace Systems.
Q43. Who will lead Collins Aerospace Systems?
A43. Upon completion of the transaction, Kelly Ortberg will become Chief Executive Officer with Dave Gitlin, current President of UTC Aerospace Systems, serving as President and Chief Operating Officer.
Q44. Where will the Collins Aerospace Systems headquarters be located?
A44. No final decision has been made on the location of the combined company headquarters.

Q45. What does this announcement mean for Rockwell Collins employees? Does this change any of our priorities and where our focus should be?
A45. Today’s announcement should not impact your day-to-day responsibilities or the way in which Rockwell Collins conducts business. It’s important to remember that, until the transaction is completed, Rockwell Collins and United Technologies remain independent companies. As such, it is business as usual until the deal closes. All employees are asked to stay focused on serving our customers and executing on our key priorities.
For employees, this combination will create new opportunities for the talented workforce of both companies to advance innovation in a growing and dynamic industry. Importantly, UTC and Rockwell Collins share cultures of mutual trust and respect, accountability and teamwork that will allow us to work together to achieve our common goals.
Q46. Will staff reductions be made as a result of the merger?
A46. UTC and Rockwell Collins will work to achieve $500 million dollars in cost synergies (including approximately $100M of unrealized synergies from our acquisition of B/E Aerospace) within the first four years of integration. Many of those synergies will come from supply chain improvements and the elimination of public company costs.
While there will be some headcount reductions, primarily at the corporate level, the vast majority of employees will not be impacted as a result of the acquisition. Our company will work closely with any potentially impacted employees and, as may be required by any local laws, consult with regional or national works councils or other employee representatives before any final decisions are made.
Q47. If I have an opening on my team, what hiring procedures should I follow?
A47. Continue to follow the same hiring procedures as you did before the acquisition. If hiring procedures change, you will be informed in advance.
Q48. Will I still work with the same customers?
A48. You will continue to maintain the customer relationships you had before the proposed acquisition was announced. Until the transaction closes - estimated to be by the third quarter of calendar year 2018 - both Rockwell Collins and UTC will continue to operate as separate companies.
Q49. Will this announcement impact the Interior Systems integration?
A49. For the time being, integration activities will continue as planned but the integration team will assess any potential implications.
Q50. What do I do if I receive questions about the merger from a member of the media?
A50. Refer all questions from the media to Pam Tvrdy-Cleary at 319.295.0591 or pam.tvrdy@rockwellcollins.com.
Q51. What are the next steps in the merger process?
A51. The deal will require a Rockwell Collins shareholder vote, which should take place by early 2018, as well as regulatory approvals which are expected to be completed by the third quarter of calendar year 2018. In the meantime, teams from both companies will begin to make integration plans.

Benefits - Employees located outside the U.S.
Q52. As an employee located outside the U.S., will my benefits change as a result of the acquisition?
A52. No. There are no plans to change your benefits. When and if we propose any benefit changes, we will at that time provide more information and, where required, notify and consult with any representative bodies.

Benefits - Employees located in the U.S.
Q53. Will medical and other health and welfare benefits for U.S. Rockwell Collins employees change in 2017?
A53. No. Medical and other health and welfare benefits in the U.S. will remain the same and in accordance with current benefit elections for the remainder of calendar year 2017.

Q54. Will there be benefit plan changes for Rockwell Collins employees in 2018?
A54. No, with the exception of those that were planned. The benefits for 2018 are being rolled out to U.S employees over the next few months. There are some changes to medical options for legacy Rockwell Collins U.S. employees that will be effective January 1, 2018. There will be some additional enhancements, such as the addition of a Roth option in the Rockwell Collins Retirement Savings Plan. We are also continuing with benefit vendor alignment for Interior Systems.
Under the terms of the Merger Agreement, for a period of 12 months following the closing of the transaction, compensation and benefits will be provided that are substantially comparable in value, in the aggregate, to the compensation and benefits being provided by Rockwell Collins immediately prior to the closing of the transaction. When decisions and plans on any benefit changes have been determined, we will provide more information.
Q55. What happens to the compensation and benefits for employees of Interior Systems who remain covered by the Merger Agreement from the acquisition of B/E Aerospace by Rockwell Collins that closed in April 2017?
A55. These will continue to be no less favorable in the aggregate through December 31, 2018. Thereafter and until the end of the 12 month period following the closing of the transaction, in accordance with the Merger Agreement with UTC, they will be substantially comparable in value, in the aggregate, to those provided to other Rockwell Collins employees.
Q56. Will there be any changes to our retirement savings plans in 2017?
A56. No. The Rockwell Collins Retirement Savings Plan, the B/E Aerospace Inc. Hourly Tax Sheltered Retirement Plan and the B/E Aerospace Inc. Savings Plan will continue to operate as they did before the acquisition. No changes to the plan terms are expected in calendar year 2017. Participants will not have any additional rights to withdraw money from the plans or receive plan distributions as a result of the acquisition than they have today.
Q57. Will the company matching contribution to the Rockwell Collins Retirement Savings Plan continue to be made in Rockwell Collins stock?
A57. Yes. Until the closing date of the transaction, the company matching contribution will continue to be made in Rockwell Collins stock for eligible employees.
Q58. Will the company retirement contribution (company contribution based on age and years of service) to the Rockwell Collins Retirement Savings Plan continue to be made?
A58. Yes. The company retirement contribution will continue for eligible employees. Under the terms of the Merger Agreement, for a period of 12 months following the closing of the transaction, compensation and benefits will be provided that are substantially comparable in value, in the aggregate, to the compensation and benefits being provided by Rockwell Collins immediately prior to the closing of the transaction, except as described above in Q55 for certain employees of Interior Systems. When decisions and plans on any benefit changes have been determined, we will provide more information.
Q59. What happens to the Rockwell Collins stock that I have in my Rockwell Collins Retirement Savings Plan? <<Please note: The response to this question has been updated. Please see Q22 and Q23 in the updated Q&A above.>>
A59. When the transaction closes, all shares of Rockwell Collins stock held through your account under the plan will be converted into the right to receive what other Rockwell Collins shareowners receive for their shares. The cash your plan account receives for the shares will be invested in other available investment options under the plan in accordance with your investment directions or, if no investment directions are received, the cash will be invested in the plan’s default investment option. See Q74 and Q75 for more information on what shareowners receive.
Q60. Will tenure be recognized at UTC (i.e., adjusted service date)?
A60. Yes. All service (pre- and post-acquisition close) will be credited for vesting and eligibility purposes, subject to certain customary exclusions, and for purposes of determining future vacation accruals and severance amounts.
Q61. I am an employee and have an accrued benefit in the frozen Rockwell Collins Pension Plan (or in the frozen ARINC Pension Plan). What happens to this benefit?
A61. These pension plans were both frozen to employees in 2006 and if you are an eligible participant in one of these plans, your accrued benefit remains payable to you upon retirement. Employees can call the Employee Service Center at 866.295.4747, option 2 where Retirement Specialists are available on business days from 7 a.m. to 5 p.m. Central time. (Note: employees covered by a collective bargaining agreement should refer to the applicable CBA.)
Q62. Will my paid time off change (i.e., vacation, holidays, sick time, personal time) in 2017?
A62. No.

Q63. Will the holidays for ‘winter shutdown’ change (for eligible legacy Rockwell Collins employees) in 2017?
A63. No.
Q64. Will my paid time off change in 2018?
A64. At this time, there are no planned changes to time off. Under the terms of the Merger Agreement, for a period of 12 months following the closing of the transaction, compensation and benefits (including time off) will be provided that are substantially comparable, in value, in the aggregate, to the compensation and benefits being provided by Rockwell Collins immediately prior to the closing of the transaction. When decisions and plans on any benefit changes have been determined, we will provide more information.
For Interior Systems employees, compensation and benefits, including PTO, will continue to be no less favorable in the aggregate through December 31, 2018. Thereafter and until the end of the  12 month period following the closing of the transaction, in accordance with the Merger Agreement with UTC, they will be substantially comparable in value, in the aggregate, to those provided to other Rockwell Collins employees.
Q65. Will there be any changes in the tuition reimbursement program?
A65. No changes to the program are planned for 2017 or 2018. Tuition Reimbursement is also subject to the provision to provide “compensation and benefits that are substantially comparable in value, in the aggregate” for a period of 12 months following the closing of the transaction.
Q66. What happens to the Rockwell Collins Employee Stock Purchase Plan (ESPP)
A66. The last purchase under the ESPP will occur on the last business day of this month  (September 29, 2017). Employees currently participating in the ESPP, can continue to contribute to the plan through the end of September, but they will not be permitted to increase their contribution rate, and no new participants will be added to the ESPP.  Employees will continue to own any shares accumulated in their personal brokerage accounts at Fidelity. See the ESPP brochure under the “Savings Plan” tab on the eBenefits & Pay portal at benefits.rockwellcollins.com for more information on the ESPP. If you wish to stop your contributions to the ESPP, logon to Fidelity's Netbenefits® website at netbenefits.fidelity.com.

Compensation
Q67. Is my base pay/salary changing in 2018 as a result of the acquisition?
A67. No. There are currently no plans to change base salaries or pay as a result of the acquisition.
Q68. Will the business still do its merit increase process with an effective January 2018 date?
A68. Yes.
Q69. What happens with the Rockwell Collins Incentive Pay Plan (IPP) bonuses for FY17?
A69. No change. The Rockwell Collins IPP results will be calculated based on results through the end of FY17, and bonuses earned will be paid out. The anticipated payment date for IPP bonuses is Dec. 8, 2017, for U.S. employees. Non-U.S. employees will be informed of the payment date for IPP applicable to their country later this year.
Q70. What happens to the Rockwell Collins Incentive Pay Plan (IPP) bonuses for FY18?
A70. We will set our FY18 IPP goals as we have done in the past and those goals will be approved at the October Compensation Committee meeting.

•	Results will be calculated based on target achievement (which is 100%)

•	If the closing date occurs prior to the end of FY18, target bonuses, prorated through the closing date, will be paid at the closing.

•	If the closing date occurs after the end of FY18, bonuses will be paid as soon as administratively feasible for the fiscal year.
Q71. What happens with the Interior Systems annual incentive plan bonuses for FY17?
A71. No change. The Interior Systems results will be calculated based on results for the “stub period” of January 1, 2017 through the end of FY17 and bonuses earned will be paid out in 2017.

Q72. What happens to the Interior Systems annual incentive plan bonuses for FY18?
A72. We will set the FY18 IS annual incentive plan goals as they have been done in the past, and those goals will be approved at the October Compensation Committee meeting.

•	Results will be calculated based on target achievement (which is 100%)

•	If the closing date occurs prior to the end of FY18, target bonuses, prorated through the closing date, will be paid at the closing.

•	If the closing date occurs after the end of FY18, bonuses will be paid as soon as administratively feasible for the fiscal year.
Q73. What happens to the sales commission or sales incentive plan that I participate in?
A73. No change.
For those employees eligible for a sales commission or sales incentive plan, these plans remain in place for FY17. For FY18, we will establish appropriate incentive targets and performance goals for each plan as we would in the ordinary course of business.
Q74. What will Rockwell Collins shareowners receive for their shares?
A74. Under the terms of the Merger Agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and $46.67 in shares of UTC common stock for each share of Rockwell Collins that they own, subject to a 7.5% collar centered on UTC’s Aug. 22, 2017 closing share price of $115.69.
Q75. How does the collar work?
A75. The number of shares of UTC common stock that each Rockwell Collins shareowner will receive will be determined by using an exchange ratio. If the price of UTC common stock at closing is greater than $124.37 (i.e., 7.5% greater than the Aug. 22, 2017 closing share price of $115.69), the exchange ratio will be 0.37525. If the price of UTC common stock at closing is an amount greater than $107.01 but less than $124.37, the exchange ratio will be an amount equal to $46.67 divided by the UTC common stock price. If the price of UTC common stock at closing is an amount less than $107.01 (i.e., 7.5% less than the Aug. 22, 2017 closing share price of $115.69), the exchange ratio will be 0.43613. This mechanism is used to minimize fluctuation with regard to the dollar value for each of UTC’s shares of common stock.
Q76. I have Rockwell Collins restricted stock units (RSUs) that cliff vest on the third anniversary of the grant date. What happens to them?
A76. When the transaction closes, all RSUs that were granted prior to September 4, 2017, the date the Merger Agreement was signed, will be turned into the right to receive what other Rockwell Collins shareowners receive for their shares, less applicable withholdings. Withholdings will be taken from the cash portion of the consideration received.
However, if on the closing date you are retirement eligible or within two years of retirement eligibility (age 55), complicated tax rules prevent payment of this entire amount immediately. Instead, a portion will be paid to you when the transaction closes and a portion will be paid to you, regardless of whether you remain employed by Rockwell Collins, when the RSUs would have otherwise vested (i.e., on the third anniversary of the grant date).  You will be provided shortly with an individualized notice explaining which portion of your award will be paid immediately and which portion will be delayed.
Q77.  Interior Systems employees had their November 2016 grant of B/E Aerospace (BEAV) restricted stock units converted to Rockwell Collins (COL) restricted stock units at the closing of the acquisition of B/E Aerospace on April 13, 2017.  Will those RSUs continue to vest?  Will unvested shares vest upon the closing of the UTC transaction as it will be a Change in Control?
A77. This will be a change of control of Rockwell Collins. Therefore, the unvested RSUs from the November 2016 grant will vest on the closing date of this transaction and will be turned into the right to receive what other Rockwell Collins shareowners receive for their shares, less applicable withholdings. Withholdings will be taken from the cash portion of the consideration received.
Q78. What will Rockwell Collins shareowners receive for their shares?
A78. See responses to Q74 and Q75 for the detail on what shareholders receive.

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This Q&A is only a summary and in the event of a conflict between this summary and the terms of the merger agreement or the applicable compensation or benefit plan or agreement, the merger agreement or the applicable plan or agreement will govern. This summary will not be treated as an amendment or other modification of any compensation or benefit plans or agreements and will not prohibit UTC or Rockwell Collins from amending or terminating any compensation or benefit plan or agreement in accordance with its terms.

Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell
Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation
Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins' shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies' and/or Rockwell Collins' common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies' shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot  be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing provisions that require third-party consent for a change of control or that otherwise may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins' operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of
Rockwell Collins (the "proxy statement/prospectus"), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies' website at www.utc.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins' website at www.rockwellcollins.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies' directors and executive officers is available in United Technologies' proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins' directors and executive officers is available in Rockwell Collins' proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.